

February 8, 2012

Via E-mail
Pieter Van Der Harst
Chief Financial Officer
RSB Holdings N.V.
Gustav Mahlerlaan 10
Amsterdam, 1082 PP, The Netherlands

Re: **RBS Holdings N.V.**
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed March 30, 2011
Form 20-F/A for the Fiscal Year Ended December 31, 2010
Filed April 5, 2011
File No. 001-14624

Dear Mr. Van Der Harst:

We have reviewed your supplemental response dated November 25, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Summary Consolidated Income Statement for the Year Ended 31 December 2010
Net Interest Income, page 11

1. We note your response to prior comment one. Please clarify whether the suspension of coupons on your tier 1 hybrid securities for two years is a deferral of those interest payments, or a determination that interest will never paid for that two year period. To the extent that it is just a deferral of interest, please tell us why the adjustment would be

recognized as a release of the obligation. Additionally, as part of your response, please tell us whether the €273 million represents the full coupon payments for the two year period, or a reduction of the present value of future cash payments required for the securities.

Business Review
Analysis of Change in Net Interest Income – Volume and Rate Analysis, page 16

2. We note your response to prior comment two including the revised tables presented in your response. It is still unclear to us whether the tables are appropriately calculated given that the total net change in both the interest receivable and the interest payable categories is substantially different than the change in the interest receivable and interest payable of the banking business as reflected on your consolidated income statements for all periods presented. Furthermore, we note your totals of the movement in net interest income do not appear to be appropriately calculated. Please advise, or revise your presentation in future filings to correct any deficiencies.

Note 9 – Financial Instruments - valuation
Fair value of financial instruments not carried at fair value, page 134

3. We note your response to prior comment 13. Please consider disclosing the information provided in your response in future filings in order to comply with the requirement in paragraph 27 of IFRS 7 to disclose the assumptions applied in your fair value determination. Additionally, as part of your revised disclosure, please discuss why different methodologies are used for different components of your portfolios.

Note 33 – Risk and Balance Sheet Management
Risk elements in lending and impairments, page 177

4. We note your response to prior comment 16 related to potential problem loans (PPL). In your response, you state that PPL are not impaired loans. However, your disclosure here on page 177 states that impaired assets are classified as either risk elements in lending (REIL) or PPL. We also note that your disclosure here, as well as your disclosure on page 209 and your disclosure on pages 15 and 45 of your Form 6-K furnished on August 31, 2011, which states that PPL represent impaired assets, or loans for which an impairment event has occurred, but for which no impairment provision is necessary. Further, on page 235 of your Form 20-F you define PPL as "loans other than impaired loans." It is still unclear to us whether you consider PPL to be a subset of your impaired loans. Please tell us and revise future filings to clarify this apparent discrepancy between your response and your various disclosures. In addition, please also tell us whether PPL are included in your credit quality ratios when impaired loans are included as part of the calculation and, if not, why they are not included.

5. Please tell us whether you hold any loans, which are not already disclosed as impaired, REIL or PPL, where information about possible credit problems of borrowers causes you

to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms (e.g. loans on a watch list). To the extent you do hold such loans at any period end, please revise future filings to disclose the nature and extent of these loans. Refer to Item III.C.2 of Industry Guide 3 for guidance.

You may contact Brittany Ebbertt, Staff Accountant at (202) 551-3572 or me at (202) 551-3512 with any other questions.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant